William Burkhart
Senior Vice President and
General Counsel

The Timken Company
Mail Code: GNE-14
1835 Dueber Ave SW
PO Box 6928
Canton, OH 44706-0928
United States
Telephone: 330-471-3002
Facsimile: 330-471-4041
william.burkhart@timken.com

January 15, 2008

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4651
Washington, DC 20549
Attention: Timothy A. Geishecker, Senior Counsel

Re:	Timken Co. Definitive 14A Filed on March 23, 2007 File Number 001-01169

Dear Mr. Geishecker:
     The Timken Company, an Ohio corporation (the “Company”), is submitting this letter in response to the second comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated December 20, 2007 (the “Comment Letter”), with respect to the Company’s definitive proxy statement on Schedule 14A filed on March 23, 2007 (the “2007 Proxy Statement”).
     Below are the Company’s responses to each comment in the Comment Letter. For the convenience of the Staff, we have repeated each of the Staff’s comments before the response.
1.	We note your response to comment number 3. Please respond by explaining what you mean by “disclosure would result in competitive harm.” For example, please describe with respect to the requirements of Schedule 14A the disclosure of which would result in competitive harm.
     Response:
     In the Company’s initial response letter to the Staff, dated November 26, 2007, the Company stated that, “[i]n future filings, the Company anticipates disclosing its historical performance targets considered in determining the amounts payable to the named executive officers under the Senior Executive Management Performance Plan and for performance units under the Long-Term Incentive Plan for the prior year, except to the extent such disclosure would result in competitive harm.” The Company included the phrase “except to the extent such disclosure would result in competitive harm” in its initial response simply to acknowledge that the Company would conduct a new competitive harm analysis, as contemplated by Instruction 4 to Item 402(b) of Regulation S-K, and assess the appropriateness of historical performance target disclosure based on the facts and circumstances at the time of each disclosure.
     The Company supplementally advises the Staff that, to the extent the Company continues to use the same or substantially similar historical performance

Securities and Exchange Commission
January 15, 2008

The Timken Company

measures that it described in its 2007 Proxy Statement under the same or similar circumstances, the Company will disclose its historical performance targets in its future filings requiring disclosure under Item 402 of Regulation S-K, including the Company’s definitive proxy statement for the Company’s 2008 annual meeting of shareholders (the “2008 Proxy Statement”).
2.	We note your response to comment number 7. Please confirm that you will include similar disclosure in future filings.
     Response:
     In the Company’s initial response to the Staff, the Company acknowledged that, “[t]o the extent that there are any material differences in compensation policies among named executive officers, the Company will disclose such differences in future filings.” The Company then provided additional explanation regarding certain differences between Mr. Griffith’s compensation results and the results for the other named executive officers reported in the 2007 Proxy Statement. The Company supplementally advises the Staff that, to the extent the same or substantially similar differences in compensation either occurred for 2007 or occur for any subsequent year, the Company will provide more detailed analysis and explanation of those differences in its future filings requiring disclosure under Item 402 of Regulation S-K, including the 2008 Proxy Statement.
* * *
     In connection with the Company’s responses to the Staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you have any questions regarding these matters, please do not hesitate to contact the undersigned at (330) 471-3002.
Sincerely,
/s/ William R. Burkhart

William R. Burkhart